Exhibit 99.1

1500 University Street, Suite 700
December 18, 2014	Montreal QC, H3A 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: BANK OF MONTREAL

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	January 30, 2015
Record Date for Voting (if applicable) :	January 30, 2015
Beneficial Ownership Determination Date :	January 30, 2015
Meeting Date :	March 31, 2015
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	063671101	CA0636711016

Sincerely,

Computershare
Agent for BANK OF MONTREAL